

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 2, 2021

Redgie Green
Chief Executive Officer
Atlas Technology Group, Inc.
PO Box 147165
Lakewood, CO 80214

> **Re: Atlas Technology Group, Inc.**
> **Registration Statement on Form 10-12G**
> **Filed July 29, 2021**
> **File No. 000-28675**

Dear Mr. Green:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Michael Littman